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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)*

HAMPSHIRE GROUP, LIMITED

(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

408859106

(CUSIP Number)

Marilyn Sonnie, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE

NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID

OMB CONTROL NUMBER. SEC 1746 (3-06)

CUSIP No. 408859106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Peter W. Woodworth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

346,802
8 SHARED VOTING POWER BENEFICIALLY

0
9 SOLE DISPOSITIVE POWER

346,802
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

346,802
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 408859106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Joyce Woodworth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

70,629
8 SHARED VOTING POWER BENEFICIALLY

0
9 SOLE DISPOSITIVE POWER

70,629
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 408859106

The Schedule 13D for Peter W. Woodworth and Joyce Woodworth (the “Reporting Persons”), individuals acting together as a group for the purpose stated below (the “Schedule 13D”), relating to the common stock, par value $.10 per share, (“Common Stock”) of Hampshire Group, Limited, a Delaware corporation (the “Company”), is hereby amended by this Amendment No. 3 to the Schedule 13D.

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

The Reporting Persons previously reported an intent to seek a change in the Board of Directors of the Company (the “Board Change”) by seeking shareholder signatures to a written consent action. Such change would have resulted in (1) an increase in the number of directors to six, (2) Ludwig Kuttner and Harvey L. Sperry ceasing to be directors and (3) Mr. Woodworth, Justin Bruce Israel and Edward G. Moran becoming directors.

The Reporting Persons have learned that Ludwig Kuttner, the Company’s largest shareholder, has declined to sign the written consent action to effect the Board Change. As a result, the Reporting Persons now believe that the vote required to effect the Board Change by written consent action of shareholders is unlikely to be obtained in a solicitation of not more than 10 persons, which is a requirement of the exemption from certain SEC proxy rules on which the Reporting Persons intended to rely. Accordingly, the Reporting Persons no longer intend to seek to effect the Board Change by written consent action of shareholders at this time.

The Reporting Persons continue to believe that the Board Change would be a positive development for the Company and its shareholders and will urge the Board of Directors to consider implementing it or a similar change. In addition, the Reporting Persons reserve the right to seek to effect the Board Change at another time and by another means, including at a meeting of shareholders of the Company.

CUSIP No. 408859106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

/s/ Peter W. Woodworth
Peter W. Woodworth

/s/ Joyce Woodworth
Joyce Woodworth

April 11, 2007